UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS PRELIMINARY 4Q 2017 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – February 2, 2018 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its selected preliminary financial results for the fourth quarter ended December 31, 2017 and business updates.

PRELIMINARY FOURTH QUARTER 2017 FINANICIAL RESULTS

Revenues and Operating Income

Tentative consolidated revenues for the fourth quarter of 2017 is KRW 67,521 million and operating income is KRW 3,216 million.

				(In millions of KRW)
	Three Months Ended
	30-Sep-17	31-Dec-16	31-Dec-17	QoQ	YoY
Revenues	23,723	17,500	67,521	184.6%	285.6%
Operating Income	3,422	1,944	3,216	(6.0%)	65.4%

The preliminary financial information above is forward-looking information and subject to risks and uncertainties, including possible adjustments to such information.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 61,595 million as of December 31, 2017, which was a 21.2% increase QoQ from 50,819 million as of September 30, 2017.

GRAVITY BUSINESS UPDATES

Ragnarok Online

Ragnarok Online was re-launched in Singapore and Malaysia on November 30, 2017. The Company and its local licensees re-launched Ragnarok Online in Thailand, Indonesia and Philippines in July 2016, February 2017 and June 2017, respectively.

On December 27, 2017, the Company officially launched Ragnarok Zero, a new version of Ragnarok Online, in Korea. The Company plans to launch such game in more markets in 2018.

Ragnarok Online IP-based Games

•	Ragnarok M, an MMORPG mobile game

Gravity plans to launch Ragnarok M in Korea in March 2018. Ragnarok M has been one of the top mobile games in Taiwan since its launch on October 12, 2017. Based on revenues, Ragnarok M ranked first in both Apple’s App Store and Google Play Store in Taiwan, Hong Kong and Macau, at its peak. Gravity plans to launch Ragnarok M in more markets in 2018.

•	RO: Idle Poring, a text RPG mobile game

Gravity began to offer RO: Idle Poring in Korea on January 30, 2018. Gravity is currently offering such game globally except for Japan and China.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 80 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe", "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our annual report for the fiscal year ended December 31, 2016 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Ji Hee Kim
IR Manager
Gravity Co., Ltd.
Email: ircommunication@gravity.co.kr
Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: February 2, 2018